OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Filmio, Inc.

5825 Oberlin Drive
Suite 5
San Diego, CA 92121

filmio.com

25000 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Minimum [25,000] shares of common stock ($25,000)

Maximum [1,000,000] shares of common stock ($1,000,000)

Company	Filmio, Inc.
Corporate Address	5825 Oberlin Drive, Suite 5, San Diego, CA 92121
Description of Business	Filmio, Inc. is an entertainment company that is building an unprecedented content library by producing original content, acquiring rights to content and partnering with great creators to invest in their entertainment projects in exchange for rights and equity in those projects. The Company is building a highly sophisticated platform that enables fans to participate in the funding, creation and distribution of high-end independent content through its own online streaming platform, Filmio Now, which takes online streaming services like Netflix to a whole new level.
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$150.00

Perks

THE GOLDEN TICKET

All Who Invest:

Every Investor gets:

- Free Early Access to our premiere film, 5-25-77 (Video On Demand)
- 20% Lifetime Discount for Great Filmio Swag at the Filmio Store
- Early Access and a lifetime 20% discount on 2 tickets per investor to Filmio Theatrical Releases
- Lifetime 20% discount on future Filmio Originals Video On Demand releases
- FREE 12 months, and lifetime 20% discount for Filmio Now streaming network

(if and upon Filmio Now Launch)

- A free tour of Filmio Studios (if and upon Filmio Studio Launch and does not include travel expenses)
- Behind the scenes access to select special Filmio events
- Ability to use YOUR VOICE to influence what films, TV series and other projects get made!
- AND - OF COURSE - YOUR SHARES AND OWNERSHIP IN FILMIO!!

**If and upon Filmio Now launch. Subject to Availability*

THEY CALL IT SHEBANG

Invest $500+

(and all the stuff in the Golden Ticket)

- FREE Filmio Swag priced up to $25 from the Filmio Store (if and when the Filmio Store is launched), including:
  - Filmio "Liberate Creators" T-Shirt
  - Exclusive 5-25-77 Movie Baseball Cap (Autographed by the Director)
  - Any other items in the store
- 1 FREE VOD pass per investor for ALL Filmio Originals released in 2017 and 2018
- FREE Additional 12 months (24 months total) of Filmio Now streaming network (if and upon Filmio Now Launch)
- Special VIP editors cuts for Filmio Originals that may be produced
- An invite (and a plus one) to our amazing Filmio's Rockin the House; our annual, soon-to-be-legendary, shindig exclusively for shareholders (if produced)

Subject to Availability

THE MUTHA' LOAD

Invest $1000+

(and all the stuff in the Shebang)

Get the Filmio EXCLUSIVE VIP Black Card Lifetime Membership, including:

- 5 YEARS FREE Filmio Now streaming network access (upon Filmio Now Launch), followed by a 50% lifetime discount
- 1 Year VIP Access to Filmio Masterclass Campus to learn to make films (if and when the Masterclass Campus is opened)
- 4-Free Tickets Every Year to a Filmio Original Premiere in the Filmio VIP Theater (if and when launched)
- Complimentary Access to Filmio Signature Events
- "Be-an-Extra" notifications for Filmio Original Productions (be in the movies!)
- Additional FREE Filmio Swag priced up to $25 from the Filmio Store (if and when the Filmio Store is launched) ($50 Total)
- Monthly VIP Newsletter - Beginning in September 2017
- Early Notification of Filmio Original Theatrical Premieres

**If and Upon Filmio Now launch. ** If and upon VIP Theater opening. Both subject to availability.*

GUEST BEER DRINKER

Invest $4800.00+

24 Total Available Perks at This Level

INVEST OVER $4,800 and be a guest drinker on our reality TV show, Beer Crawl, if and when produced. We tour the country seeking the best in brewing from today's craft brewery innovators. We'll also be beer-talking on camera while we drink these amazing brews (we'll discuss just about anything). We'd be honored to have you as our special guest.

Subject to availability. Airfare and lodging and other expenses not included. One guest drinker per episode.

FILM FESTIVAL WEEKEND

Invest $25,000.00+

WALK THE RED CARPET

5 Total Available Perks at This Level

INVEST OVER $25,000 and you and a guest will spend 3 days, 2 nights at the Del Coronado Hotel for a Film Festival Weekend. You'll arrive via limo and walk the red carpet of the San Diego Film Festival in style with two All-Access VIP Passes. Mingle with stars at the awards ceremony and after party.

**Subject to availability. Airfare and other expenses not included.*

MOVIE MASTER CLASS

Invest $50,000.00+

CUSTOM CURRICULUM

5 Total Available Perks at This Level

INVEST OVER $50,000 and we'll help you bring your movie, TV or music to life. You define your needs and we'll create a curriculum tailored to get you the coaching you need. You'll get five 3-hour sessions with writer & director Patrick Read Johnson, 25-year music and film veteran Peter Bowers and many other industry professionals.

Subject to availability. Airfare and lodging, and other expenses, not included.

All perks are subject to the development and launch of the applicable program or service offering. Some of the programs or service offerings described may never be launched or become available, and the same is at the sole discretion of management. By way of example, we may never open a Filmio store or offer Filmio swag, we may never launch the Filmio Now Live Streaming Network, produce any films, hold the Filmio's Rockin the House party, create the Filmio Masterclass campus, or produce the Beer Crawl TV show.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Filmio, Inc. is an entertainment company that is building an unprecedented content library by producing original content, acquiring rights to content, and partnering with great creators to invest in their entertainment projects in exchange for rights and equity in those projects. The Company is building a highly sophisticated platform that funds, creates and distributes high-end independent content through its own online streaming platform, Filmio Now, which takes online streaming services like Netflix to a whole new level.

As of December 31, 2016, Filmio has not generated revenue from principal operations. The Company expects to generate revenue principally from the distribution and sale of its licensed and original content. Further information about the Company and its business appears at the "Company" tab on the company's profile on StartEngine.com and as Exhibit C to the Form C, of which this Offering Memorandum forms a part.

The team

Officers and directors

Bryan Hertz	Executive Chairman
Ian LeWinter	President
Bob Giargiari	Chief Financial Officer
Patrick Read Johnson	EVP Development
Peter Bowers	Chief Content Officer
Corey Hertz	Chief Product Officer
Don Richmond	Chief Creative Officer
Elvis Williams	VP, Sound
Chris J. Davis	Chief Technology Officer

Bryan Hertz
Bryan Hertz is a successful entrepreneur, bringing more than 20 years of experience building companies and management teams, raising capital, developing partnerships and driving technology innovation for startups. During the past 3 years Bryan has acted as the CEO of Voxox and as a Board Director for Sky Digital Media, Inc.

Ian LeWinter
With over 30 years of experience in the creative industry, Ian has produced branded communications in the healthcare and technology verticals, consumer goods and services, and entertainment and non-profit organizations. Ian has acted as a strategic consultant to ID Communications for the last 10 years.

Bob Giargiari
A graduate of Harvard and the UCLA Anderson School, Bob has built, financed, operated and achieved exits for start-ups. He has held senior management roles at public companies and facilitated financing and M&A transactions totaling nearly $1b. During the past 3 years Bob has held senior management roles at StemImmune, Inc., and WorkWell Prevention & Care. Also, Bob acts as managing member of GPR GLOBAL, LLC.

Patrick Read Johnson

Pat's directing credits include "Spaced Invaders" (Touchstone, 1990) and "Baby's Day Out" (20th Century Fox, 1994). He wrote and directed the upcoming Star Wars companion film "5-25-77", starring John Francis Daley and Austin Pendleton. Patrick also holds these positions; President, Moonwatcher Inc. Chairman of the Board, 5-25-77, LLC Professor/Directing Department University of North Carolina School of the Arts Film School.

Peter Bowers
With 25 years in music, film, TV and new media, Peter holds platinum and gold records. He's produced talent such as Rage Against the Machine, Guns & Roses, Stone Temple Pilots, Wolfmother, Cage the Elephant, Creed, Alter Bridge and others. During the past 3 years Peter has held senior management roles at EdgeTV, Melodic Caring Project, Super Later Productions, LTD and City Drive Entertainment Group.

Corey Hertz
A technology innovator with telecom product management and development experience, Corey's track record of award-winning design has met the highest quality and profitablility standards for over a decade. Corey has acted as the Director of Wholesale products for Voxox for the last 5 years.

Don Richmond
Six-time author and illustrator, Don has over twenty years of experience working with such notables as HBO, DIRECTV, ESPN, Barnes & Noble, David E. Kelley Productions and Showtime. Don has acted as a consultant to ID Communications for the last 10 years.

Elvis Williams
Four-time Grammy Award-winner, Elvis (better known as Blac Elvis) has produced hits for Ludacris, Ciara, Kelly Rowland, Fergie, Rich Boy, Kelis, Nelly, Pussycat Dolls and Mario. During the past 3 years Elvis has also held the positions of CEO of Pro Jams, LLC, CEO of Mars On Sunday, and Founder of the Elvis Williams Sr. Foundation.

Chris J. Davis
Best-selling author, speaker, artist, actor and start-up veteran, Chris has 20 years experience in design and development. He has worked with tech giants like billionaire Janus Friis to create compelling new experiences for people around the world. Chris was the Director of User Experience for Voxox for the previous 3 years.

Related party transactions

On November 1, 2016, certain of our founders loaned us an aggregate of $20,500 (collectively, the "Founder Seed Loans") to fund startup operations. The Founder Seed Loans are unsecured, do not accrue interest, and are payable upon demand. On or about November 24, 2016, Ian LeWinter, our President, loaned $150,000 to us, Bryan Hertz, our Chairman and a Director, loaned $50,000 to us, and Kevin Hertz, our CFO and a Director, loaned $50,000 to us, in exchange for promissory notes accruing interest at 12% per annum, and which notes are due and payable upon demand, within

15 days of written notice. We used the loan proceeds to acquire exclusive digital rights to certain concerts and certain sponsorship rights for those concerts. We have entered into a Memorandum of Understanding with 5-25-77, LLC, to license a film from 5-25-77, LLC in exchange for $800,000. Patrick Reed Johnson, our EVP Development, is the author of the script and director of the film, and an owner of 5-25-77, LLC, and Peter Bowers, our Chief Content Officer, is an executive producer of the film, and an investor in 5-25-77, LLC. In February 2016, we entered into Contribution Agreements with entities owned by certain of our officers and directors, including, Bryan Hertz, Kevin Hertz, Corey Hertz and Robert Hertz, pursuant to which they contributed certain rights to film and TV show Intellectual Property to Filmio, in exchange for shares of our Class A Common Stock.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We have a limited operating history and have not yet generated any revenues.** Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed in February 2016 and we have not fully developed our technology platform. To date, we have no revenues. Our platform requires significant investment prior to commercial launch, and may never be successfully developed or commercially successful.
- **We may not be able to obtain adequate financing to continue our operations.** The design and development of our technology platform, the licensing of content and other aspects of our business is capital-intensive. Even if we successfully raise $1,000,000 from this offering, we estimate that we will need to raise an additional $10,000,000 to be able to launch the platform and achieve revenue. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. This capital will be necessary to fund ongoing operations, continue development and acquire and license content. We cannot assure you that we will be able to raise additional funds when needed.
- **Terms of subsequent financings may adversely impact your investment.** We are concurrently engaging in an offering under Regulation D to sell up to two million dollars in Class B common stock at $0.50 per share. As of May, 15th 2017 we have sold $455,000.00 in Class B common stock in the regulation D offering. We intend to increase the price of the shares we are selling in the Regulation D offering to $1.00 per share; however, we may in the future decrease the offering price, or may sell shares in other offerings for less than $1.00.
- **Demand is uncertain.** We are uncertain whether consumers will accept our service and, therefore, of the actual demand for our service. The lack of demand may materially and adversely affect our business prospects, operating results, and financial condition.
- **Our ability to attract and retain users.** Our ability to attract users will depend in part on our ability to consistently provide our users with compelling content choices. Furthermore, the relative service levels, content offerings, pricing and

related features of competitors to our service may adversely impact our ability to attract and retain users. If consumers do not perceive our service offering to be of value, we may not be able to attract and retain users.

- **Our success is highly dependent on our current management.** Our success depends in significant part on the continued services of our current management team, namely, Bryan Hertz and Ian LeWinter. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition, and the investors could lose their investment.
- **Certain members of our management team are not full time employees.** Certain members of our management team, such as Kevin Hertz and Bryan Hertz, are not full time employees and have full time positions with other companies. In addition, other members of our management team are consultants and have duties for other companies. Therefore, most members of our management team will not initially be devoting their full time efforts to our business.
- **We may not be able to produce compelling content.** Our business involves the creation of content. The content we are able to create may be perceived as being of poor quality, offensive or otherwise not compelling to consumers. If we are unable to create compelling content, we may be unable to license or sell such content to third parties in a profitable manner.
- **Failure to Establish a Positive Reputation.** We believe that a positive reputation with consumers concerning our service is important in attracting and retaining users who have a number of choices from which to obtain entertainment video. To the extent our content is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted.
- **Inability to License or Acquire Compelling Content on Favorable Terms or at All.** Our ability to provide our users with content they can watch depends on studios, content providers and other rights holders licensing rights to such content and certain related elements thereof. The license periods and the terms and conditions of such licenses vary. If the studios, content providers and other rights holders are not able or willing to license us content upon terms acceptable to us, or at all, our ability to stream content to our users will be adversely affected and/or our costs could increase.
- **Technology Failures.** We will use a combination of proprietary and third party technology to operate our business. If we experience difficulties in the operation of this technology, our ability to efficiently and effectively deliver streaming content to our users could be adversely impacted and our business and results of operation could be adversely affected. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired. Also, any harm to our users' personal computers or other devices caused by software used in our operations could have an adverse effect on our business,

results of operations and financial condition.

- **Competition.** The content and video production business is highly competitive. We face competition from existing online streaming platforms such as Netflix, Amazon and HBO, from film studios such as Universal and Paramount, and from modern entertainment companies such as Legion M. Most of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. Most of these competitors can secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, infrastructure and marketing. As a result, these competitors can likely take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than us. In addition, there is nothing preventing the existing major online streaming companies and studios from adopting our business model or starting competitive services. There can be no assurance that we will compete successfully with such competitors.
- **Risks of Borrowing.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.
- **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.
- **Limited Transferability and Liquidity.** Each Investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.
- **Control by Holders of Class A Common Stock.** Each share of Class A Common Stock has ten votes. There are currently 54 million shares of Class A Common Stock outstanding held by four holders, including, Bryan Hertz, our Executive Chairman. Therefore, Series B Common Stock holders will not be able to control our management.
- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control.

Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Additional Disclosures.** Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by us. WE ARE OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. WE ARE UNDER NO OBLIGATION AND HAVE NO INTENTION, TO REGISTER THE SECURITIES AND ARE UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO US. GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.
- **Our auditor has issued a "going concern" opinion.** Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue for the foreseeable future and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2017, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties .

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- 858 Ventures, LLC (Beneficially owned by Bryan Hertz), 28.15% ownership, Class A Common
- Gravity Ventures, LLC (Beneficially owned by Kevin Hertz), 28.15% ownership, Class A Common

- Lucent Ventures, LLC (Beneficially owned by Corey Hertz), 28.15% ownership, Class A Common
- Golden Sky Ventures, LLC, 4.97% ownership, Class A Common

Classes of securities

- Class A Common Stock: 54,000,000

  Our authorized capital stock consists of 60,000,000 shares of Class A Common Stock, par value $0.00001 per share, 60,000,000 shares of Class B Common Stock, par value $0.00001 per share, and 30,000,000 shares of Preferred Stock. As of May 24, 2017, there were 61,310,000 shares of Common Stock outstanding, consisting of 54,000,000 million shares of Class A Common Stock and 7,310,000 shares of Class B Common Stock. In addition, as of April 30, 2017, we have approved option grants (the "Grants") to certain individuals pursuant to which up to an aggregate of 4,860,000 shares of Class B Common Stock may be purchased at an exercise price equal to the fair market value of Class B Common Stock as of the grant date. As of May 24, 2017, none of the Class B Common Stock underlying the Grants was vested. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

  Voting Rights. The holders of the Class A Common Stock and Class B Common Stock vote together as a single class. Each share of Class A Common Stock is entitled to 10 votes, and each share of Class B Common Stock is entitled to 1 vote.

  Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the Common Stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. No dividends have been declared by the board of directors.

  Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Conversion of Class A Common Stock. Each share of Class A Common Stock shall automatically convert into one share of Class B Common Stock upon certain transfers of such Class A Common Stock and upon the death of the holder of such Class A Common Stock.

Absence of Other Rights or Assessments. Except as set forth above, holders of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Common Stock will be fully paid and not liable to further calls or assessments by us.

Preferred Stock

Preferred Stock may be issued from time to time in one or more series, and the Board of Directors is authorized to determine the designation of any series, to fix the number of shares of any Series and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued Series of undesignated Preferred Stock.

- Class B Common Stock: 12,170,000

Our authorized capital stock consists of 60,000,000 shares of Class A Common Stock, par value $0.00001 per share, 60,000,000 shares of Class B Common Stock, par value $0.00001 per share, and 30,000,000 shares of Preferred Stock. As of May 24, 2017, there were 61,310,000 shares of Common Stock outstanding, consisting of 54,000,000 million shares of Class A Common Stock and 7,310,000 shares of Class B Common Stock. In addition, as of April 30, 2017, we have approved option grants (the "Grants") to certain individuals pursuant to which up to an aggregate of 4,860,000 shares of Class B Common Stock may be purchased at an exercise price equal to the fair market value of Class B Common Stock as of the grant date. As of May 24, 2017, none of the Class B Common Stock underlying the Grants was vested. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting Rights. The holders of the Class A Common Stock and Class B Common Stock vote together as a single class. Each share of Class A Common Stock is entitled to 10 votes, and each share of Class B Common Stock is entitled to 1 vote.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the Common Stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. No dividends have been declared by the board of directors.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Conversion of Class A Common Stock. Each share of Class A Common Stock shall automatically convert into one share of Class B Common Stock upon certain transfers of such Class A Common Stock and upon the death of the holder of such Class A Common Stock.

Absence of Other Rights or Assessments. Except as set forth above, holders of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Common Stock will be fully paid and not liable to further calls or assessments by us.

Preferred Stock

Preferred Stock may be issued from time to time in one or more series, and the Board of Directors is authorized to determine the designation of any series, to fix the number of shares of any Series and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued Series of undesignated Preferred Stock.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round,a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

We are concurrently engaged in an offering under Regulation D to sell up to $2 million in Class B common stock at $0.50 per share. As of May, 24th 2017 we have sold $455,000.00 in Class B common stock in the regulation D offering. We intend to increase the price of the shares we are selling in the Regulation D offering to $1.00 per share; however, we may in the future decrease the offering price, or may sell shares in other offerings for less than $1.00.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The Company has a limited operating history. As of December 31, 2016, the Company has not generated revenue from principal operations. The Company's activities since inception have consisted of formation activities, R&D, raising seed-round capital, establishing a management team, business development, developing an initial slate of projects, infrastructure development, and preparations to raise the next round of capital. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties, including the possibility that it fails to secure additional funding. See "Financial Milestones" for a discussion of the Company's business roadmap.

Financial Milestones

Filmio's business roadmap anticipates achieving the following milestones upon successful completion of the Offering: (1) development of the Company's Video On Demand (VOD) platform content including alpha release and marketing of "5-25-77" and multiple "Landmarks Live" episodes; (2) continued development of our intellectual property, including acquisition of new content; and (3) leveraging the launch of the Filmio platform to raise follow-on funding that will support accelerated growth. Achievement of these milestones are predicated on successful completion of the Offering (see "Use of Proceeds"). Certain milestones reached, e.g., content development, may lead to future revenue opportunities for the Company, although the revenue return is speculative. In parallel with this Offering, we are seeking to raise up to an additional $1,545,000 through a private placement of Class B Common Stock under Regulation D (see "Liquidity and Capital Resources") to supplement our capital resources. Actual milestones may differ materially based on a number of factors, including the Company's ability to raise capital.

Liquidity and Capital Resources

We have not generated revenue since inception. Through March 31, 2017, we have incurred $269,690 in expenses to fund operations platform development, and content development, which amounts have been funded largely by investment capital. As of December 8, 2016, we owed the founders $270,500 in the form of loans, but may be converted into equity at the discretion of the founders. Additionally, we signed an MOU with 5/25/77, LLC to secure the digital rights to the movie 5/25/77, a coming-of-age full-length motion picture about a young director whose life was changed by the original Star Wars movie. We have committed to a capital expenditure of $800,000 to

5/25/77 LLC, to be used for rights clearances, finishing funds, marketing and distribution. We have no bank lines or other financings arranged.

Plan of Operations

Upon completion of this Offering, we plan to invest heavily in content licensing, original content development, and content marketing. This effort will be supported by internal content and marketing professionals who will manage ongoing development to complete early stage projects and communications to continually increase brand recognition and awareness of the Company and its projects. Additional management, finance and administrative staff will be required to execute our business plan. Legal, insurance and other administrative expenses will be incurred in the normal course of start-up and operation.

In parallel with this Offering, we are seeking to raise up to an additional $1,545,000 through a private placement of Class B Common Stock under Regulation D. We believe that the funds from the private placement and this offering will enable the Company to fund operations for up to six months, during which time we will seek additional capital through various offerings.

Initially, we intend to expose projects to customers through a variety of consumption methods. We intend to offer customers certain projects through Video-On-Demand hosted on our distribution platform or via a third party solution. We also intend to offer projects in a variety of completed forms for sale to online video streaming networks like Netflix. We expect to implement a 4-wall theatrical release for certain projects.

We intend to use capital for the development of pilots for the initial phase of slated projects as well as seed investments for third party projects in exchange for certain license rights.

In February, 2016, we acquired certain assets of a company called ProJams, which creates music in partnership between well-known recording artists and professional athletes. Along with this purchase, we acquired the rights to the first song produced by ProJams entitled “Dab On My Haters” featuring artists Kerri Hilson, K-Camp and Waka Flocka, and featuring pro athletes from the Carolina Panthers Johnathan Stewart and Cam Newton.

In addition to the development of licensed and original content, we have begun plans to develop a unique platform to facilitate the funding of entertainment projects, as well as an online video streaming service to provide distribution for our content.

Indebtedness

On November 1, 2016, certain of our founders loaned us an aggregate of $20,500 (collectively, the "Founder Seed Loans") to fund startup operations. The Founder Seed Loans are unsecured, do not accrue interest, and are payable upon demand. On or about November 24, 2016, Ian LeWinter, our President, loaned $150,000 to us, Bryan

Hertz, our Chairman and a Director, loaned $50,000 to us, and Kevin Hertz, our CFO and a Director, loaned $50,000 to us, in exchange for promissory notes accruing interest at 12% per annum, and which notes are due and payable upon demand, within 15 days of written notice. We used the loan proceeds to acquire exclusive digital rights to certain concerts and certain sponsorship rights for those concerts.

Recent offerings of securities

- 2016-12-15, Regulation D, 4000000 Class B Common. Use of proceeds: We are concurrently engaged in an offering under Regulation D to sell up to $2 million in Class B common stock at $0.50 per share. As of May, 24th 2017 we have sold $455,000.00 in Class B common stock in the regulation D offering. Together with the net proceeds from this Offering, the Company intends to use the proceeds from the Regulation D offering to fund marketing and promotional costs to increase visibility of the Company's projects and platform, and for general working capital purposes.

Valuation

$66,170,000.00

We have not undertaken any efforts to produce a valuation of the company. The price of the Common Stock merely reflects the opinion of our Chairman as to what a fair value would be. There are a number of methodologies that may be used to value our securities in the future, including, but not limited to, a valuation by an independent third party valuation firm.

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $1.00, the net proceeds from the sale of the 1,000,000 shares in this offering will be approximately $926,000, after deducting the estimated offering expenses of approximately $74,000.

The net proceeds of this offering will be used primarily to repay certain debt owed to certain of our officers and directors, to commence work on building our digital platform, to license and otherwise acquire content rights, and for general working capital purposes. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	**If Maximum Offering Amount Sold***
Total Proceeds:	$25,000	$1,000,000

Less: Offering Expenses		
(a) StartEngine Fees	$1,250	$50,000
(b) FundAmerica Fees(1)	$1,200	$4,000
(c) Professional Fees(2)	$20,000	$20,000
Net Proceeds	$2,550	$926,000
Use of Net Proceeds:		
(b) Marketing	$0	$150,000
(c) Salaries and general administrative expenses (3)	$0	$75,000
(d) Intellectual property	$0	$400,000
(e) Professional fees	$0	$25,000
(f) Repayment of founder loans	$0	$20,500
(g) Working Capital	$2,500	$255,500
Total Use of Net Proceeds	$2,500	$926,000

*Figures rounded to the nearest whole number, columns may not add due to rounding.

1. FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.
2. Includes estimated legal, accounting and marketing expenses associated with the Offering.
3. Marketing funds will be allocated primarily toward increasing visibility of the Company's projects and platform.
4. Intellectual Property funds will be allocated primarily toward filing and prosecuting patents around the Company's inventions.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, repayment of founder loans up to $20,500, and any repayment of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

Neither us nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Compliance failure

We have not previously failed to comply with the requirements of Regulation Crowdfunding.

Annual Report

The Company will make annual reports available on its website under a section titled, "Investors." The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Filmio, Inc.

[See attached]

Filmio, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016

FILMIO, INC.

TABLE OF CONTENTS

To the Board of Directors
Filmio, Inc.
San Diego, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Filmio, Inc. (the "Company") which comprise the balance sheet as of December 31, 2016 and the related statements of operations, changes in stockholders' equity (deficit), cash flows for the period from February 8, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 24, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FILMIO, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2016

ASSETS		
Current Assets:		
Due from related party	$	15,402
Interest receivable		3,124
Loan to New York Live Entertainment		250,000
Total Current Assets		268,526
TOTAL ASSETS	$	268,526
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$	25,877
Interest payable to related party		10,411
Founder loans payable		270,500
Total Liabilities		306,788
Stockholders' Equity (Deficit):		
Preferred Stock, $0.00001 par, 30,000,000 shares authorized, no shares issued and outstanding as of December 31, 2016		-
Class A Common Stock, $0.00001 par, 60,000,000 shares authorized, 54,000,000 shares issued and outstanding as of December 31, 2016		540
Class B Common Stock, $0.00001 par, 60,000,000 shares authorized, 6,450,000 shares issued and outstanding as of December 31, 2016		64
Subscription receivable		(604)
Additional paid-in capital		25,000
Accumulated deficit		(63,262)
Total Stockholders' Equity (Deficit)		(38,262)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	268,526

See Independent Accountant's Review Report and accompanying notes to the financial statements.

FILMIO, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from February 8, 2016 (inception) to December 31, 2016

Net revenues	$	-
Costs of net revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		11,556
Sales & marketing		24,500
Development		19,919
Total Operating Expenses		55,975
Loss from operations		(55,975)
Other Income/(Expenses):		
Interest income		3,124
Interest expense		(10,411)
Total Other Income/(Expenses)		(7,287)
Provision for income taxes		-
Net Loss	$	(63,262)

See Independent Accountant's Review Report and accompanying notes to the financial statements.

FILMIO, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from February 8, 2016 (inception) to December 31, 2016

For the Period from Inception, February 8, 2016 through December 31, 2016

	Class A Common Stock		Class B Common Stock					
	Number of Shares	Amount	Number of Shares	Amount	Subscription Receivable	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at February 8, 2016 (inception)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Common Stock Issuance								
Class A ($0.00001 par, $0.00001 issue)	54,000,000	540			(540)	-		-
Class B ($0.00001 par, $0.00001 issue)			6,400,000	64	(64)			-
Class B ($0.00001 par, $0.50 issue)			50,000	-		25,000		25,000
Stock Based Compensation						-		-
Net Loss							(63,262)	(63,262)
Balance at December 31, 2016	54,000,000	$ 540	6,450,000	$ 64	(604)	$ 25,000	$ (63,262)	$ (38,262)

See Independent Accountant's Review Report and accompanying notes to the financial statements.

FILMIO, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from February 8, 2016 (inception) to December 31, 2016

Cash Flows From Operating Activities		
Net Loss	$	(63,262)
Adjustments to reconcile net loss to net cash provided by/(used) in operating activities:		
Increase in accounts payable		25,877
Interest on founder loans		10,411
Interest on loan to New York Live Entertainment		(3,124)
Due from related party		(15,402)
Net Cash Used In Operating Activities		(45,500)
Cash Flows From Investing Activities		
Loan to New York Live Entertainment		(250,000)
Net Cash Used In Investing Activities		(250,000)
Cash Flows From Financing Activities		
Founder loans		270,500
Proceeds from issuance of Class B Common Stock		25,000
Net Cash Provided By Financing Activities		295,500
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

NOTE 1: NATURE OF OPERATIONS

Filmio, Inc. (the "Company") is a corporation organized as "Pro Entertainment, Inc." on February 8, 2016 under the laws of Delaware. On November 8, 2016, the Company filed a certificate of amendment changing its name to Filmio, Inc. The Company was formed as a platform where fans and storytellers collaborate to bring entertainment to the screen. The Company intends to revolutionize the film industry through its unique approach to content licensing, original content development, and content marketing.

As of December 31, 2016, the Company has not generated revenue from principal operations. The Company's activities since inception have consisted of formation activities, R&D, raising seed-round capital, establishing a management team, business development, developing an initial slate of projects, infrastructure development, and preparations to raise a next round of capital. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties, including the possibility that it fails to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is still ramping up and therefore has not generated revenue from principal operations, and has sustained a net loss of $63,262 for the period ended December 31, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected the calendar year as its basis for reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000.

Stock-Based Compensation

The Company measures employee stock-based awards at grant date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company's Board of Directors adopted the 2016 Stock Plan (the "Plan") on February 8, 2016 and the shareholders of the Company approved the Plan on November 14, 2016. As of December 31, 2016, there were no options granted pursuant to the Plan.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company has recognized no revenues as of December 31, 2016.

Income Taxes

Given the Company's 2016 inception date, no tax returns have been filed to date. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2016, the Company had total taxable net operating loss carryforwards of approximately $55,975. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive a net tax asset of approximately $22,278. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2016. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, and stock based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of December 31, 2016:

Federal Income tax rate	34.0%
State Income tax rate, net of federal benefit	5.8%
Valuation Allowance	-39.8%
Effective Income Tax Rate	0.0%

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended December 31, 2016, the Company recognized no interest and penalties.

The Company files U.S. federal and California state income tax returns. Since the Company was formed on February 8, 2016, no such returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: CONVERTIBLE NOTES RECEIVABLE AND LOANS PAYABLE

Note Receivable

On November 25, 2016, the Company entered into a secured convertible promissory note (the "Note") with New York Live Entertainment, LLC ("Borrower") pursuant to which the Company loaned $250,000 to Borrower. The Note is secured by certain assets of Borrower as evidenced by a security agreement. Principal under the Note accrues interest at a rate of twelve percent (12%) per annum and such interest is payable monthly to Company beginning 30 days from the date of the Note. The note was set to mature on February 24, 2017, at which time, and any time thereafter, principal and accrued interest are payable to the Company. The Company has the right, in lieu of receiving payments of any amounts due under the Note, to convert the Note on the maturity date into units representing two percent (2.0%) of the total then-issued and outstanding membership interests of the Borrower. The Company also is entitled to certain promotional rights and a 15% royalty on certain revenue streams of the Borrower.

As of December 31, 2016, the amount of principal and accrued interest with respect to the Note totaled $253,123.59.

Founder Loans

On November 1, 2016, certain of the Company's founders loaned the Company an aggregate of $20,500 (collectively, the "Founder Seed Loans") to fund startup operations. The Founder Seed Loans are unsecured and do not accrue interest. As of December 31, 2016, the amount of principal with respect to the Founder Seed Loans totaled $20,500.

On November 25, 2016, certain of the Company's founders loaned the Company an aggregate of $250,000 (collectively, the "Interest Bearing Founder Loans") to fund the Note to New York Live Entertainment. The Interest Bearing Founder Loans are unsecured and accrue interest at a simple rate of 3.33% per month. Principal and interest under the Interest Bearing Founder Loans were set to be due and payable on February 24, 2017.

As of December 31, 2016, the amount of principal and accrued interest with respect to the Interest Bearing Founder Loans totaled $260,411.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company is authorized to issue 30,000,000 shares of Preferred Stock, $0.00001 par value per share (the "Preferred Stock"), and 120,000,000 shares of Common Stock (the "Common Stock"), consisting of 60,000,000 shares of Class A Common Stock, $0.00001 par value per share (the "Class A Common Stock") and 60,000,000 shares of Class B Common Stock, $0.00001 par value per share (the "Class B Common Stock").

Each holder of the Class A Common Stock shall be entitled to ten (10) votes for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of the Class B Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

At December 31, 2016, there were issued and outstanding: (i) no shares of Preferred Stock; (ii) 54,000,000 shares of Class A Common Stock issued at par; and (iii) 6,450,000 shares of Class B Common Stock, of which 6,400,000 shares were issued at par and 50,000 shares were issued at a price of $0.50 per share, yielding gross proceeds of $25,000.

NOTE 6: SHARE BASED PAYMENTS

On February 8, 2016, the Company adopted its 2016 Stock Plan (the "Plan"), and the shareholders of the Company approved the Plan on November 14, 2016. The Plan authorizes the Company to grant options to purchase up to 10,000,000 shares of Class B Common Stock. As of December 31, 2016, there were no outstanding grants pursuant to the Plan.

NOTE 7: RELATED PARTIES

Founder Equity

In connection with the founding of the Company, the Company issued to certain of the Company founders 54,000,000 shares of Class A Common Stock and 6,400,000 shares of Class B Common Stock in exchange for certain contributions that include access and rights to certain music, film and TV show content (collectively, the "Contributions"). As these Contributions are highly speculative in nature, were undeveloped when acquired by the Company, and will require considerable development by the Company to produce value, if any, the Company has assigned no value to the Contributions.

Founder Seed Loans

On November 1, 2016, certain of the Company's founders loaned the Company an aggregate of $20,500 (collectively, the "Founder Seed Loans") to fund startup operations. The Founder Seed Loans are unsecured and do not accrue interest. As of December 31, 2016, the amount of principal with respect to the Founder Seed Loans totaled $20,500.

Cash on Hand

As of December 31, 2016, a related party held cash on the Company's behalf, as the Company had not yet established a bank account. In lieu of recording cash on hand, the Company has recorded as an asset $15,402 as "due from related party" on the Company's December 31, 2016 Balance Sheet.

Interest Bearing Founder Loans

On November 25, 2016, certain of the Company's founders loaned the Company an aggregate of $250,000 (collectively, the "Interest Bearing Founder Loans") to fund the Note to New York Live Entertainment. The Interest Bearing Founder Loans are unsecured and accrue interest at a simple rate of 3.33% per month. Principal and interest under the Interest Bearing Founder Loans are due and payable on February 24, 2017.

As of December 31, 2016, the amount of principal and accrued interest with respect to the Interest Bearing Founder Loans totaled $260,411.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 24, 2017, the date the financial statements were available to be issued.

Between January 1, 2017 and May 24, 2017, the Company issued an additional 860,000 shares of Class B Common Stock at a price of $0.50 per share, yielding gross proceeds of $430,000.

Between January 1, 2017 and April 30, 2017, the Company's Board of Directors approved option grants (the "Grants") under the Company's 2016 Stock Plan (the "Plan") to certain individuals ("Grantees") pursuant to which the Grantees may purchase up to an aggregate of 4,860,000 shares of Class B Common Stock at an exercise price equal to the fair market value of Class B Common Stock as of the grant date. The Grants are subject to vesting and other requirements as set forth in the Plan. As of May 24, 2017, none of the Class B Common Stock underlying the Grants was vested.

On January 20, 2017, the Company entered into a production agreement with 5-25-77, LLC (the "Production Agreement") pursuant to which the Company agreed to invest $800,000 (the "Investment Amount") toward the production of a feature length motion picture (the "Picture") in exchange for distribution and other rights relating to the Picture. As of May 24, 2017, the Company had expended approximately $250,000 of the Investment Amount in connection with the Production Agreement.

On April 30, 2017, the Company amended the terms of its secured convertible promissory note (the "Note") with New York Live Entertainment, LLC ("Borrower") pursuant to which the Company loaned $250,000 to Borrower. The amended terms provide for an extension of the maturity date to May 31, 2017 and a one-time payment of an extension fee of $25,000 in addition to calculated interest.

On April 30, 2017, the Company amended the terms of its promissory notes with certain founders of the Company pursuant to which the founders loaned the Company an aggregate of $250,000 (collectively, the "Interest Bearing Founder Loans") to fund the Note to New York Live Entertainment. The amended terms provide for an extension of the maturity date to May 31, 2017 and a one-time payment of an aggregate extension fee of $25,000 in lieu of calculated interest.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Jason K.

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Filmio

A NEW KIND OF ENTERTAINMENT COMPANY OWNED BY FANS

Small OPO · San Diego, CA · Film & Video
Accepting International Investment

Chat

Overview | Team | Terms | Updates | Comments | Share

Chat

Imagine the Future of Film.

We are Filmio. Built by fans and Hollywood filmmakers so *anyone* can create and *all* can share in the profits.

Filmio is a revolutionary idea — an entertainment company built by fans to be owned by fans. That means you can be a co-owner of a Hollywood studio that's partnering with the likes of the producers of **Star Wars, Lost in Translation, The Godfather 2,** and the writer behind **Rogue One.**

How is this even possible? The JOBS Act made it possible for people like you and me to own a stake in the companies, films, TV and music we love, and to share in the profits of that success.

The bottom line? We're now disrupting an industry that's lost sight of its mission. As a start-up entertainment company, our flagship hit TV series, *Landmarks Live*, lets us bring to fans everywhere, giants like **Alicia Keys, Brad Paisley, Andrea Bocelli** and host **Chad Smith of the Red Hot Chili Peppers.** And that's just the beginning. We're redefining Hollywood in a way never before possible. Come join us on this journey. Together we're going to make lots of great movies and have even more fun doing it.

Ian

Ian LeWinter, *Co-founder & President, Filmio*


NEW
HOLLYWOOD
filmio

Chat

Be a part of the new Hollywood with Filmio.

Investment Offer

Minimum 25,000 Shares of Common Stock ($25,000)
Maximum 1,000,000 Shares of Common Stock ($1,000,000)
Type of Security Offered: Class B Common Stock
Price per Share: $1.00
Minimum Investment Amount (per Investor): $150.00
Pre-Money Valuation: $66,170,000

Get a stake in these (and more) **Filmio Originals.**



5-25-77
Full-feature movie (Drama)



Brad Paisley Concert
Landmarks Live on PBS (Music)


LANDMARKS
LIVE IN CONCERT
filmio EXCLUSIVE

Landmarks Live on PBS with host
Chad Smith, Red Hot Chili Peppers



Sex, Sound, Silence
Full-feature movie (Drama)


Beer Crawl
filmio ORIGINAL PICTURES

Beer Crawl
Reality TV series


Let sleeping gods lie.
TIKI TERROR
They were here first.
filmio ORIGINALS
06.06.18

Tiki Terror
Full-feature movie (Horror)


filmio ORIGINALS
BLANK
He needs the voices to stop.

Blank
TV Series (Action / Adventure)


let the games begin
crunch
#cheatLieStealMurderHack.
filmio ORIGINALS

Crunch
TV Series (Comedy)


HOW WE SEE
A BETTER WAY

Old Hollywood is broken.

Fans have NO ownership. Fans have no stake in the entertainment they love. They put money into the deep pockets of the studios and see no profit from a show's success.

Fans have NO voice. Fans are merely spectators with no voice in what entertainment ends up in their living rooms.

Fans are left out. Fans have no participation in the creative process, by design. This model has now been proven unsustainable.

Filmio puts you in control.

Fans HAVE co-ownership. Now you can profit from the success of Filmio projects. That's a linchpin of who we are.

Fans HAVE a voice. You'll be an integral part of greenlighting the entertainment you love to see.

Fans ARE included. You'll go behind the scenes and experience unique opportunities to interact with the creators. This is the only model able to carry entertainment into the future.

In their model, *big studios* call the shots.

In our model, *you* call the shots.


Creators submit ideas
Fans support the projects they like
Winning ideas are brought to life
Financial success is shared by creators and fans


WATCH THE MOVIES YOU LOVE COME TO LIFE.
filmio
FAN-FUNDED, FAN-VALIDATED
MOVIES, TV & MUSIC.


ALL RIGHT...
READY FOR A
DEEPER DIVE?

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Filmio is at the heart of a $300 billion intersection.


Metro Goldwyn Mayer
SONY
UNIVERSAL
TRADITIONAL
STUDIOS
filmio
KICKSTARTER
INDIEGOGO
start engine
NETFLIX
HBO
amazon
CROWDFUNDING
SITES
ORIGINAL CONTENT
& STREAMING

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Sources:
1. chipin.com/crowdfunding-industry/
2. Crowdsourcing Enjoys Spectacular Growth. IdeaConnection.com
3. statista.com/topics/964/film/
4. ibisworld.com/industry/

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There’s never been a better fusion of markets.

We love fans because we’re fans just like you.

Groundbreaking engagement opportunities exist for fans. They can talk to creators, help guide the entertainment they want to see and help that entertainment succeed.

We’ve redefined Hollywood to give creators a better deal.

We provide funding, creation and monetization pathways for creators that include our seed fund, intros to other funding partners and crowdfunding.

We want to put an entire industry to work.

Our goal is to have new projects in-house this year. We want to provide writers, directors, cinematographers, set designers and more with all the great projects they can handle.

They say, “Timing is everything.” We agree.

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TIMING
A
NETFLIX
hulu
YouTube
amazon


TIMING
B


TIMING
C

Distribution is exploding.

Netflix, Hulu, YouTube and even Amazon have identified this as an opportunity for themselves and now invest heavily in producing original, premium content to bypass the networks.

Streaming is now stable.

The heavy lifting is done. Broadband access is nearly ubiquitous. Consumers crave instant access to unimaginable content, and there’s never enough.

Growth enablers are ready.

Broadband, connected devices and payment infrastructure — the big three media content enablers — are positioned to support rapid growth. Cloud services are now widely available.

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ONE THING WE’LL NEVER LOSE SIGHT OF:
filmio
WE’RE A FAN-FUELED REVOLUTION!

This is how we plan to redefine Hollywood.



Filmio starts with fans.

The old Hollywood system starts with the studio in mind. We believe that model is upside-down. At Filmio, we choose to start with fans.



Fans invest in and get ownership in Filmio

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Filmio buys, creates and funds entertainment projects
Distribution deal with studio and/or online network (Netflix, Amazon, etc)
Add to Filmio Originals content library, shown on Filmio Now
Filmio fans participate in returns from successful projects
Filmio fans subscribe to Filmio Now and enjoy more original content

And we end with fans.

Sure we give creators what we believe is the best, most hands-off deal they'll ever see. And of course we strive to give our investors top profits for their investments. But that's only because the Filmio process starts and ends with fans — they're the lifeblood of what we do.


AND THIS MAKES IT POSSIBLE FOR US TO MAKE
filmio
THE HIGHEST PROFITS FOR YOU, OUR INVESTORS

You should be in movies. (Really.)

Take it from us. We're more than overjoyed to be working on projects from people like the producers of *Star Wars* and *The Godfather 2*, the writer behind *Rogue One,* or Alicia Keys, Brad Paisley and Andrea Bocelli from *Landmarks Live*. But what our work really comes down to is fueling a passion our fans have for great entertainment — a mandate we take very seriously.

HOW DOES FILMIO MAKE MONEY?

Think of Filmio as an independent studio, with worldwide reach, that partners with independent creators of movies, TV, music and more. These creators include Hollywood studios, creative professionals, world-class musicians and producers. We help them bring their projects to fruition—funding, producing and distributing their finished works.

We utilize fan validation and financial support, investor support and the Filmio venture fund to monetize projects we then market and distribute for a financial return. Our proprietary model streamlines the process of getting projects to market, making them more competitive and, thus, more likely to succeed.

WHAT SORT OF RETURN CAN I EXPECT?

As is the case for any business investment scenario, return is impossible to predict. Each investor must weigh any predictive return against their specific investment models. Different types of investments involve varying degrees of risk.

Your Filmio stock purchase has specific financial terms, which you should consider carefully before making any investment decision. While no one can guarantee success in any industry, we are going to work tirelessly to succeed in this dynamic and exciting entertainment industry. That's just our style.


WATCH THE TV
SHOWS YOU LOVE
COME TO LIFE.
filmio
FAN-FUNDED, FAN-VALIDATED
MOVIES, TV & MUSIC.


TIME FOR A
GREAT MOVIE

Filmio Originals. Great movies. Great TV. Great music.

filmio ORIGINALS™

What date did Star Wars first come out?

If you guessed 5-25-77, not only did you get it right, you also guessed the title of our premiere movie! When we met the director — Patrick Read Johnson — and he shared his concept, we immediately knew this was a heartfelt story that needed to be shared with the world. It's the story of how a sci-fi-obsessed teen's first encounter with Star Wars changes his life forever.


OUR PREMIERE MOVIE
WATCH IT
Trailer - 5-25-77

IN THEATERS MAY 25, 2017

> 5-25-77 WILL BE A BEAUTIFUL AND NECESSARY COMPANION PIECE FOR ALL THE GAZILLIONS OF PEOPLE WHO'VE SEEN AND LOVE STAR WARS.
>
> FRED ROOS,
> PRODUCER (Lost in Translation)

This film allowed us to partner with the producers of Star Wars and Lost in Translation, along with the entire team that have labored to tell this inspiring story. It even features footage from the set of Star Wars: A New Hope, including a rare, behind-the-scene glimpse of the making of this iconic, industry-defining film.









#AndWe'reGettingGreatBuzz

Geektyrant.com	Nerdist.com	Monkeysfightingrobots.com	TheRockFather.com
Gizmodo.com	CNET.com	Epicstream.com	StarWarsNewsNet.com
Slashfilm.com	Aintitcool.com	Tracking-board.com	GoombaStomp.com


OUR PREMIERE TV
WATCH IT
Trailer - Landmarks Live

filmio ORIGINALS™

Legendary stars playing legendary destinations

Created by veteran Producer/Director Dan Catullo and hosted by Chad Smith of the Red Hot Chili Peppers and legendary MTV host, radio personality and Rock N' Roll Hall of Fame honoree, Matt Prinfield, LANDMARKS LIVE in Concert is the next generation of music television.

This is live performance television on a whole new level. Musical giants showcase their talents at legendary destinations around the globe, performing at iconic locations. Some examples? Alicia Keys at the Statue of Liberty, Brad Paisley in the Appalachian Mountains, and Andrea Bo[illegible] the Palazzo de Vecchio. **Available on PBS Television**


ALICIA KEYS


BRAD PAISLEY


CHAD SMITH


ANDREA BOCELLI


THE FILMIO
ROADMAP

$1 MILLION



5-25-77

THEATRICAL PREMIERE OF 5-25-77 FILM

- Launch Landmarks Live Concert Series
- Video On Demand release of 5-25-77 Film
- Produce first slate of music under ProJams label
- Launch *beta* Filmio platform

$10 MILLION



BUILD FILMIO STUDIO with VIP ACCESS*

- Launch "Filmio Pitch 1" Film Contest
- Seed fund first slate of Filmio Originals
- Release more Filmio Originals
- Produce first slate of Filmio Originals
- Launch V1 of Filmio Platform

$20 MILLION



BUILD FILMIO THEATER with VIP ACCESS*

- Seed fund second slate of Filmio Originals
- Release more Filmio Originals
- Produce second slate of Filmio Originals
- Launch V2 of Filmio Platform

$50 MILLION



BUILD FILMIO MASTERCLASS CAMPUS with VIP ACCESS*

- Seed fund third slate of Filmio Originals
- Release more Filmio Originals
- Produce third slate of Filmio Originals
- Launch V3 of Filmio Platform with "Filmio Now"

The actual completion of the milestones is unpredictable and also subject to change in the sole discretion of management. Although we will undertake completion of these milestones, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of one or more of the milestones, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all of the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our plans by reducing expenditures marketing efforts, and other envisioned expenditures. This could hinder our ability to meet these milestones. In addition, the milestones are those currently contemplated by management, and are subject to change in the sole discretion of management.

LET'S TALK PERKS



YOU

We'll even sweeten the deal.

These perks are our way of giving you something extra as a thanks for helping us build our ground floor! As always, send us an email if you have any questions. Happy investing!

Chat


THE GOLDEN TICKET
ALL WHO INVEST
EVERY INVESTOR gets:
• Free Early Access to our premier film, 5-25-77 (Video On Demand)
• 20% Lifetime Discount for Filmio swag at the Filmio Store
• Early Access and a lifetime 20% discount on 2 tickets per investor to Filmio Theatrical Releases
• Lifetime 20% discount on future Filmio Originals Video On Demand releases
• FREE 12 months, and lifetime 20% discount for Filmio Now streaming network*
• A free tour of Filmio Studios (if and upon Filmio Studio Launch and does not include travel expenses)
• Behind-the-scenes access to select special Filmio events
• Ability to use YOUR VOICE to influence what films, TV series and other projects get made!
AND OF COURSE
Your shares and ownership in Filmio!
*If and upon Filmio Now launch. Subject to Availability


THEY CALL IT SHEBANG!
INVEST $500+
GET FREE FILMIO SWAG priced up to $25 from the Filmio Store (if and when the Filmio Store is launched), including:
> Filmio "Liberate Creators" T-Shirt
> Exclusive 5-25-77 Movie Baseball Cap (Autographed by the Director)
> Any other items in the store
and all the stuff in the Golden Ticket
PLUS
• 1 FREE VOD pass for ALL Filmio Originals released in 2017 and 2018
• FREE Additional 12 months (24 months total) of Filmio Now streaming network*
• Special VIP editors cuts for Filmio Originals that may be produced
• An invite (and a plus one) to our amazing
Filmio's Rockin' the House —
our annual, soon-to-be-legendary shindig exclusively for shareholders (if produced)
*If and Upon Filmio Now launch. Subject to availability.


THE MUTHA' LOAD!
filmio VIP
INVEST $1000+
Get the Filmio EXCLUSIVE VIP Black Lifetime Membership, including:
• 5 YEARS FREE Filmio Now streaming network access*, followed by a 50% lifetime discount
• 1 Year VIP Access to Filmio Masterclass Campus to learn to make films (if and when the Masterclass Campus is opened)
• Four Free Tickets Every Year to a Filmio Original Premiere in the Filmio VIP Theater**
• Complimentary Access to Filmio Signature Events
• Additional FREE Filmio Swag priced up to $25 from the Filmio Store ($50 Total)
• Monthly VIP Newsletter (Starting Sept. 2017)
• Early Notification of Filmio Original Theatrical Premieres
+BE IN OUR MOVIES!
• Get "Be-an-Extra" notifications for Filmio Original Productions
and all the stuff in the Shebang
*If and Upon Filmio Now launch. ** If and upo
VIP Theater opening. Both subject to availabili

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GUEST BEER DRINKER

INVEST $4,800+



INVEST OVER $4,800 and be a guest drinker on our reality TV show, Beer Crawl if and when produced. We tour the country seeking the best in brewing from today's craft brewery innovators. We'll also be beer-talking on camera while we drink these amazing brews (we'll discuss just about anything). We'd be honored to have you as our special guest.

24 Total

and all the stuff **Above**

Subject to availability. Airfare and lodging and other expenses not included. One guest drinker per episode.

FILM FESTIVAL WEEKEND

INVEST $25,000+


WALK THE RED CARPET

INVEST OVER $25,000 and you and a guest will spend 3 days, 2 nights at the Del Coronado Hotel for a Film Festival Weekend. You'll arrive via limo and walk the red carpet of the San Diego Film Festival in style with two All-Access VIP Passes. Mingle with stars at the awards ceremony and after party.

5 Total

and all the stuff **Above**

Subject to availability. Airfare and other expenses not included.

MOVIE MASTER CLASS

INVEST $50,000+


CUSTOM
CURRICU

INVEST OVER $50,000 and we'll help you bring your movie, TV or music to life. You define your needs and we'll create a curriculum tailored to get you the coaching you need. You'll get five 3-hour sessions with writer & director Patrick Read Johnson, 25-year music and film veteran Peter Bowers and many otherindustry professionals.

5 Total

and all the stuff **Above**

Subject to availability. Airfare and lodging, and other expenses, not included.

All perks are subject to the development and launch of the applicable program or service offering. Some of the programs or service offerings described may never be launched or become available, and the same is at the sole discretion of management. By way of example, we may never open a Filmio store or offer swag, we may never launch the Filmio Now Live Streaming Network, produce any films, hold the Filmio's Rockin the House party, create the Filmio Masterclass campus, or produce the Beer Crawl TV show.


HEAR THE
MUSIC YOU LOVE
COME TO LIFE.
filmio
FAN-FUNDED, FAN-VALIDATED
MOVIES, TV & MUSIC.

In the Press

SHOW MORE

Meet the Team



Bryan Hertz

Executive Chairman

Bryan Hertz is a successful entrepreneur, bringing more than 20 years of experience building companies and management teams, raising capital, developing partnerships and driving technology innovation for startups. During the past 3 years Bryan has acted as the CEO of Voxox and as a Board Director for Sky Digital Media, Inc.



Ian LeWinter

President

With over 30 years of experience in the creative industry, Ian has produced branded communications in the healthcare and technology verticals, consumer goods and services, and entertainment and non-profit organizations. Ian has acted as a strategic consultant to ID Communications for the last 10 years.



Bob Giargiari

Chief Financial Officer

A graduate of Harvard and the UCLA Anderson School, Bob has built, financed, operated and achieved exits for start-ups. He has held senior management roles at public companies and facilitated financing and M&A transactions totaling nearly $1b. During the past 3 years Bob has held senior management roles at StemImmune, Inc., and WorkWell Prevention & Care. Also, Bob acts as managing member of GPR GLOBAL, LLC.



Patrick Read Johnson

EVP Development

Pat's directing credits include "Spaced Invaders" (Touchstone, 1990) and "Baby's Day Out" (20th Century Fox, 1994). He wrote and directed the upcoming Star Wars companion film "5-25-77", starring John Francis Daley and Austin Pendleton. Patrick also holds these positions; President, Moonwatcher Inc. Chairman of the Board, 5-25-77, LLC Professor/Directing Department University of North Carolina School of the Arts Film School.



Peter Bowers

Chief Content Officer

With 25 years in music, film, TV and new media, Peter holds platinum and gold records. He's produced talent such as Rage Against the Machine, Guns & Roses, Stone Temple Pilots, Wolfmother, Cage the Elephant, Creed, Alter Bridge and others. During the past 3 years Peter has held senior management roles at EdgeTV, Melodic Caring Project, Super Later Productions, LTD and City Drive Entertainment Group.



Corey Hertz

Chief Product Officer

A technology innovator with telecom product management and development experience, Corey's track record of award-winning design has met the highest quality and profitablility standards for over a decade. Corey has acted as the Director of Wholesale products for Voxox for the last 5 years.



Don Richmond

Chief Creative Officer

Six-time author and illustrator, Don has over twenty years of experience working with such notables as HBO, DIRECTV, ESPN, Barnes & Noble, David E. Kelley Productions and Showtime. Don has acted as a consultant to ID Communications for the last 10 years.



Elvis Williams

VP, Sound

Four-time Grammy Award-winner, Elvis (better known as Blac Elvis) has produced hits for Ludacris, Ciara, Kelly Rowland, Fergie, Rich Boy, Kelis, Nelly, Pussycat Dolls and Mario. During the past 3 years Elvis has also held the positions of CEO of Pro Jams, LLC, CEO of Mars On Sunday, and Founder of the Elvis Williams Sr. Foundation.



Chris J. Davis

Chief Technology Officer

Best-selling author, speaker, artist, actor and start-up veteran, Chris has 20 years experience in design and development. He has worked with tech giants like billionaire Janus Friis to create compelling new experiences for people around the world. Chris was the Director of User Experience for Voxox for the previous 3 years.



Kevin Hertz

Chief Technology Consultant

Innovating at the forefront of network architectures and IP technology, Kevin has designed and implemented a highly scalable, large capacity, flexible and fully redundant global communications network that maintains a 99.999% uptime. During the past 3 years Kevin has been the Chief Operating Officer for Voxox.

Offering Summary

Minimum [25,000] shares of common stock ($25,000)

Maximum [1,000,000] shares of common stock ($1,000,000)

Chat

Company	Filmio, Inc.
Corporate Address	5825 Oberlin Drive, Suite 5, San Diego, CA 92121
Description of Business	Filmio, Inc. is an entertainment company that is building an unprecedented content library by producing original content, acquiring rights to content and partnering with great creators to invest in their entertainment projects in exchange for rights and equity in those projects. The Company is building a highly sophisticated platform that enables fans to participate in the funding, creation and distribution of high-end independent content through its own online streaming platform, Filmio Now, which takes online streaming services like Netflix to a whole new level.
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$150.00

Perks

THE GOLDEN TICKET

All Who Invest:

Chat

Every Investor gets:

- Free Early Access to our premiere film, 5-25-77 (Video On Demand)
- 20% Lifetime Discount for Great Filmio Swag at the Filmio Store
- Early Access and a lifetime 20% discount on 2 tickets per investor to Filmio Theatrical Releases
- Lifetime 20% discount on future Filmio Originals Video On Demand releases
- FREE 12 months, and lifetime 20% discount for Filmio Now streaming network (if and upon Filmio Now Launch)
- A free tour of Filmio Studios (if and upon Filmio Studio Launch and does not include travel expenses)
- Behind the scenes access to select special Filmio events
- Ability to use YOUR VOICE to influence what films, TV series and other projects get made!
- AND - OF COURSE - YOUR SHARES AND OWNERSHIP IN FILMIO!!

**If and upon Filmio Now launch. Subject to Availability*

THEY CALL IT SHEBANG

Invest $500+

(and all the stuff in the Golden Ticket)

Chat

- FREE Filmio Swag priced up to $25 from the Filmio Store (if and when the Filmio Store is launched), including:
  - Filmio "Liberate Creators" T-Shirt
  - Exclusive 5-25-77 Movie Baseball Cap (Autographed by the Director)
  - Any other items in the store
- 1 FREE VOD pass per investor for ALL Filmio Originals released in 2017 and 2018
- FREE Additional 12 months (24 months total) of Filmio Now streaming network (if and upon Filmio Now Launch)
- Special VIP editors cuts for Filmio Originals that may be produced
- An invite (and a plus one) to our amazing Filmio's Rockin the House; our annual, soon-to-be-legendary, shindig exclusively for shareholders (if produced)

Subject to Availability

THE MUTHA' LOAD

Invest $1000+

(and all the stuff in the Shebang)

Get the Filmio EXCLUSIVE VIP Black Card Lifetime Membership, including:

- 5 YEARS FREE Filmio Now streaming network access (upon Filmio Now Launch), followed by a 50% lifetime discount
- 1 Year VIP Access to Filmio Masterclass Campus to learn to make films (if and when the Masterclass Campus is opened)
- 4-Free Tickets Every Year to a Filmio Original Premiere in the Filmio VIP Theater (if and when launched)
- Complimentary Access to Filmio Signature Events
- "Be-an-Extra" notifications for Filmio Original Productions (be in the movies!)
- Additional FREE Filmio Swag priced up to $25 from the Filmio Store (if and when the Filmio Store is launched) ($50 Total)
- Monthly VIP Newsletter - Beginning in September 2017
- Early Notification of Filmio Original Theatrical Premieres

**If and Upon Filmio Now launch. ** If and upon VIP Theater opening. Both subject to availability.*

GUEST BEER DRINKER

Invest $4800.00+

24 Total Available Perks at This Level

INVEST OVER $4,800 and be a guest drinker on our reality TV show, Beer Crawl, if and when produced. We tour the country seeking the best in brewing from today's craft brewery innovators. We'll also be beer-talking on camera while we drink these amazing brews (we'll discuss just about anything). We'd be honored to have you as our special guest.

Subject to availability. Airfare and lodging and other expenses not included. One guest drinker per episode.

Chat

FILM FESTIVAL WEEKEND

Invest $25,000.00+

WALK THE RED CARPET

5 Total Available Perks at This Level

INVEST OVER $25,000 and you and a guest will spend 3 days, 2 nights at the Del Coronado Hotel for a Film Festival Weekend. You'll arrive via limo and walk the red carpet of the San Diego Film Festival in style with two All-Access VIP Passes. Mingle with stars at the awards ceremony and after party.

**Subject to availability. Airfare and other expenses not included.*

MOVIE MASTER CLASS

Invest $50,000.00+

CUSTOM CURRICULUM

5 Total Available Perks at This Level

INVEST OVER $50,000 and we'll help you bring your movie, TV or music to life. You define your needs and we'll create a curriculum tailored to get you the coaching you need. You'll get five 3-hour sessions with writer & director Patrick Read Johnson, 25-year music and film veteran Peter Bowers and many other industry professionals.

Subject to availability. Airfare and lodging, and other expenses, not included.

Chat

All perks are subject to the development and launch of the applicable program or service offering. Some of the programs or service offerings described may never be launched or become available, and the same is at the sole discretion of management. By way of example, we may never open a Filmio store or offer Filmio swag, we may never launch the Filmio Now Live Streaming Network, produce any films, hold the Filmio's Rockin the House party, create the Filmio Masterclass campus, or produce the Beer Crawl TV show.

Irregular Use of Proceeds

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, repayment of founder loans up to $20,500, and any repayment of inter-company debt or back payments.

Form C Filings

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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Investment opportunities posted and accessible through the site are of two types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. 2. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

Imagine a place where the worlds best entertainment gets made. A place where fans and creators join together to bring great entertainment to life. I'd like to introduce you to Filmio a new kind of entertainment company where fans like you can influence the films they want to see participate in the creation process and share in the financial upside of the projects we produce. why should the Hollywood bigwigs reap all the rewards now for the first time ever you can own you own piece of exclusive entertainment industry. what would you say if i told you to be part of the creative process alongside Hollywood creators. an entertainment platform where artists are free to create amazing content; and fan, instead of just getting a t-shirt and DVD have a true financial incentive since you'll actually own a piece of the studio. we partnered with the producers of Star Wars and Lost in Translation to bring the independent film 5-25-77 to theaters everywhere. a story about how a young man's first encounter with Star Wars changed his life forever. and now i have someone special I'd like you to meet. Pat Johnson Star Wars fan 1 and creator of the film you original 5-25-77. Fred Ross once called 5-25-77 the ultimate companion film to Star Wars and it's one reason the film can succeed but the other reason is the sort of amazing creative power of a filmmaker getting to collaborate with a bunch of extremely enthusiastic fans who not only love the film he's making but love filmmaking enough to want everyone to have the chance to be a part of this amazing thing that we get to do. At Filmio creators get to make the projects they want to make,the way they want to make them. In our world, fans rule because they can own a piece of an entertainment company; creators rule because filmio provides seed funding to the best ideas. Shepard's those ideas through the process of development and completion help build their audience maximizes their social reach and helps them deliver the finished project to the audience that made it a success in the first place and will validate and add additional funding to your project thereby ensuring success and inspiring the filmmakers along the way and best of all everyone benefits. When they first heard about filmio's premise i knew immediately that finally there was a place for my film. you know entertainment is a fan driven world in a place where fans influence and collaborate with filmmakers and they actually profit and success is nothing short of a dream come true for pretty much anybody who's ever tried to get anything made. We rebuilt filmio for fans. Finally theres a place where people who love entertainment can let their voices be heard and can inspire the creation of the content they want to see. Its Chad to the Red Hot Chili Peppers make sure you go to filmio.com to check out exclusive footage from my new show landmarks live in concert. For too long Hollywood has been a closed system where only a few are able to participate filmio. is a filmmaking and music production ecosystem where creators of all skill levels and find the resources and funding they need to bring their cinematic and musical creations to a world starving for original entertainment a place for anyone with a great idea and turn that idea into a work of art. Be part of the future of film by become a founding shareholder in filmio for as little as one hundred and fifty dollars.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.